Exhibit 12.1

	Fiscal Year Ended December 31,					Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)
Fixed Charges:
Interest expensed	$795	$718	$788	$661	$—	$333	$—
Interest capitalized	—	—	—	—	450	—	457
Estimated interest within rental expense	32	32	38	33	39	29	39

Total Fixed Charges	$827	$750	$826	$694	$489	$362	$496

Earnings:
Pre-tax income (loss) from continuing operations before minority interest	$4,914	$(8,988)	$(11,507)	$40,325	$50,867	$38,904	$(2,581)
Fixed charges	(827)	(750)	(826)	(694)	(489)	(362)	(496)
Interest capitalized	—	—	—	—	(450)	—	(457)

Total Earnings	$4,087	$(9,738)	$(12,333)	$39,631	$49,928	$38,542	$(3,534)

Ratio of Earnings to Fixed Charges	4.94x	—	—	57.11x	102.10x	106.47x	—

Deficiency of Earnings to Cover Fixed Charges	n/a	$(10,488)	$(13,159)	n/a	n/a	n/a	$(4,030)